It is the policy of Winans International (Winans) to maintain the highest standards of professional competence, integrity and judgment. Winans has adopted a Code of Ethics to formalize the principals practiced by Winans and its associated persons.

The ethical standards of professional conduct adopted by Winans International are modeled after those developed by the Market Technicians Association (the "Association"). These standards serve as a guide of professional responsibility and a benchmark for ethical judgment.

1.

Winans shall maintain at all times the highest standards of professional competence, integrity and judgment. This ethical standard requires strict compliance with the applicable laws and regulations of any government, governmental agency and regulatory organization which has jurisdiction over our professional activities.

2.

As defined in the rule, Federal securities laws means the Securities Act of 1933, Securities Exchange Act of 1934, Sarbanes-Oxley Act of 2002, Advisers Act, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the SEC under any of these statutes, Bank Secrecy Act as it applies to investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

3.

This same ethical standard requires that Winans abide by the Constitution and By-Laws of the Association, and all rules promulgated by its Board of Governors. Winans shall not unduly exploit their relationship with the Association for commercial purposes, nor use, or permit others to use, Association mailing lists for other than Association purposes.

4.

Winans shall not publish or make statements which they know or have reason to believe are inaccurate or misleading. Winans shall avoid leading others to believe that its technically- or fundamentally-derived views of future security price behavior reflect foreknowledge rather than estimates and projections subject to reexamination and, as events may dictate, to change.

5.

Winans shall not publish or make statements concerning the technical or fundamental position of a security, a market or any of its components or aspects unless such statements are reasonable and consistent in light of the available evidence and of the accumulated knowledge in the field of financial technical analysis or fundamental analysis. New methods of technical analysis and modifications of existing concepts and techniques shall be fully documented as to procedure and rationale. Proprietary methods shall not be infringed, but this standard shall be a guide in the creation of proprietary products.

6.

Winans shall not publish or make statements which indefensibly disparage and discredit the analytical work of others.

7.

Winans shall not seek, disseminate or act on the basis of material, non-public (inside) information, if to do so would violate the laws and regulations of any government, governmental agency and regulatory organization relating to the use of inside information.

8.

Winans shall keep in confidence knowledge concerning the lawful private affairs of both past and present clients, employers, and employer's clients.

9.

When Winans recommends that a security ought to be bought, sold or held, adequate opportunity to act on such a recommendation shall be given to Winans’ clients before acting on behalf of either Winans’ own account or the accounts of immediate family members.

10.

Winans shall not copy or deliberately use substantially the same language or analysis contained in reports, studies or writings prepared by any author unless permission to do so is received, in advance, from the author. In the event the original author is deceased, or is otherwise unavailable to grant such permission, Winans must ensure that the original author receives prominent and adequate credit for the original work.

Winans will provide a copy of the Code, at no cost, to any client or prospective client upon request. Requests may be submitted to Winans International, 330 Ignacio Blvd., Ste. 203, Novato, CA 94949, Attention “Code of Ethics.”